Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Conviction Fitness, Inc.
10340 Camino Santa Fe, Suite J
San Diego, CA 92121
octivity.com/home

Up to $1,070,000.00 in Preferred Stock at $5.00
Minimum Target Amount: $10,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Conviction Fitness, Inc.
Address: 10340 Camino Santa Fe, Suite J, San Diego, CA 92121
State of Incorporation: CA
Date Incorporated: August 05, 2020

Terms:

Equity

Offering Minimum: $10,000.00 | 2,000 shares of Preferred Stock
Offering Maximum: $1,070,000.00 | 214,000 shares of Preferred Stock
Type of Security Offered: Preferred Stock
Purchase Price of Security Offered: $5.00
Minimum Investment Amount (per investor): $100.00

Maximum Number of Shares offered subject to adjustment for bonus shares. See Bonus info below.

Time-Based Perks

Early Bird Bonus

Invest within the first 28 days and receive an additional 5% Bonus Shares.

Amount-Based Perks

$100 | Tier 1

Invest $100 and receive a locked-in rate of $19.99/month for our app.

$250 | Tier 2

Invest $250 and receive an additional 10% Bonus Shares.

$500 | Tier 3

Invest $500 and receive an additional 15% Bonus Shares.

$1,000 | Tier 4

Invest $1,000 and receive an additional 20% Bonus Shares.

$10,000 | Tier 5

Invest $10,000 and receive an additional 30% Bonus Shares.

All perks occur when the offering is completed.

Investors in this Reg CF funding round will become Octivity co-founders receiving an

8%/yr preferred dividend and also having the opportunity to earn co-founder "bonus" dividends that are calculated at 10% of net membership revenues ("NMR") on a pro-rata basis.

<u>The 10% StartEngine Owners' Bonus</u>

Conviction Fitness, Inc. (dba Octivity Fitness Collective) will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Preferred Stock at $5 / share, you will receive 10 additional shares of Preferred Stock, meaning you'll own 110 shares for $500. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

The Company and its Business

Company Overview

Conviction Fitness, Inc. (dba Octivity Fitness Collective) is a subscription-based health and wellness solution for today's world. Our members get on-demand access to our proprietary functional-fitness, innovative-cooking, and informative-lifestyle videos via our website and the top over-the-top (OTT) networks for a flat monthly membership fee.

The company was created based upon the book written by our Founder named *OCTIVITY: 8 positive habits to power (your) health, vitality, and sustainability.* The positive habits are the foundation for the content that we produce in our state-of-the-art film and broadcast studio based in San Diego.

Competitors and Industry

According to Allied Market Research, the online and virtual fitness market is projected to grow from $6 billion in 2019 to over $59 billion by 2027.

While there are certainly numerous large companies in this space, including Peloton and iFit, the shear growth provides ample opportunity for new companies to find success.

Our pioneering, holistic approach empowers our members with our proprietary functional-fitness system, combined with innovative segments on cooking and informative lifestyle content covering fasting, regenerative sleep, creativity, and mindfulness.

Numerous companies occupy this space, from start-ups to established large companies such as Icon Fitness, Beach Body, and Peloton. BurnAlong, Daily Burn, Sworkit, and Pear Sports are smaller-sized companies within the virtual fitness market.

Most competitors focus on fitness, with some also offering nutrition and mindfulness videos and classes. We believe that our approach will have the most complete holistic approach and create a strong sense of community due to the 8 positive habits from *Octivity*, including fitness, nutrition, sleep, creativity, fasting, longevity secrets, mindfulness, and intentioned goal creation.

Current Stage and Roadmap

Current Stage

Ron L. Wilson, II, created the company in August 2020 based upon the book (*Octivity*) that he had begun writing about five months earlier. Since October of last year, we have built a state-of-the-art film and broadcast studio in San Diego, where we have been filming our fitness, health, and wellness segments.

Future Roadmap

Our OTT app will feature a 28-day fitness program, currently in the final editing phase, and we are on track for a March 2021 launch of our virtual-fitness membership platform at OCTIVITY.com.

The Team

Officers and Directors

Name: Ron L. Wilson, II

Ron L. Wilson, II's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Founder, CEO, President, Secretary, and Director
  Dates of Service: August 06, 2020 - Present
  Responsibilities: Ron is responsible for leading the company in the creation of health & wellness content, strategic initiatives, and financial planning. Ron currently does not receive any compensation from the company.

Other business experience in the past three years:

- **Employer:** HYLETE, Inc.
  Title: CEO and Co-Founder
  Dates of Service: March 17, 2012 - April 08, 2020
  Responsibilities: Led the company in all facets including its vision, culture, and financial planning.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Preferred Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Preferred Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock that you purchase cannot be resold

for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the online and virtual fitness industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Minority Holder; Securities with No Voting Rights

The Preferred Stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against other recreational activities
Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

We are an early stage company and have not yet generated any profits
Conviction Fitness, Inc. DBA Octivity Fitness Collective was formed on August 5, 2020. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Octivity Fitness Collective has incurred a net loss and has had no revenues generated since its inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history

The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that Octivity Health and Wellness OTT app is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including OTT platforms where are service will be sold. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks

As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Octivity Fitness Collective or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Octivity Fitness Collective could harm our reputation and materially negatively impact our financial condition and business.

Licensing of Intellectual Property

The intellectual property that is being utilized by the Octivity Fitness collective is owned by Ron L. Wilson, II and/or Sinlow Norlad, Inc. who have licensed all current and future intellectual property created by Ron L. Wilson on an evergreen basis in exchange for royalties.

Ownership and Capital Structure; Rights of the Securities

Ownership
The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Conviction Fitness 401k	1,000,000	Common Stock	100.0

The Company's Securities

The Company has authorized Common Stock, and Preferred Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 214,000 of Preferred Stock.

Common Stock

The amount of security authorized is 1,000,000 with a total of 1,000,000 outstanding.

Voting Rights

One vote per share.

Material Rights

There are no material rights associated with Common Stock.

Preferred Stock

The amount of security authorized is 1,000,000 with a total of 55,740 outstanding.

Voting Rights

There are no voting rights associated with Preferred Stock.

Material Rights

1. DIVIDEND RIGHTS.

(a) Holders of Preferred Stock, in preference to the holders of Common Stock of the Corporation, shall be entitled to receive, when and as declared by the Board of Directors, but only out of funds that are legally available therefor, an annual cash dividend ("regular dividend") at the rate of eight percent (8%) of the Original Issue Price (as defined below), for such share of Preferred Stock, per annum on each outstanding share of Preferred Stock (as adjusted for any stock dividends, combinations, splits recapitalizations and the like with respect to such shares after the filing date hereof). Except as set forth in Section 3(a), such dividends shall be payable only when, as and if declared by the Board of Directors, and shall be cumulative.

Holders of Preferred Stock also shall be eligible for an additional dividend ("bonus dividend") for each calendar year that is calculated at ten percent (10%) of Net Membership Revenues ("NMR"), where NMR equals all membership revenues generated from monthly subscriptions net of any refunds and also net of platform, merchant, ambassador, referral, and external marketing fees, on a pro-rata investment amount basis.

Company, at the sole discretion of the Board of Directors, may pay bonus dividends yearly while electing to accrue regular dividends, in whole or part. Bonus dividends are due and payable on or by January 31st for NMR's from the previous year. Any bonus dividends not paid timely shall accrue interest at ten percent (10%) per annum. Common Shareholders are not eligible for bonus dividends.

(b) The "Original Issue Price" for the Preferred Stock shall be $5.00 for each share of the Preferred Stock.

(c) So long as any shares of Preferred Stock are outstanding, the Corporation shall not pay or declare any dividend, whether in cash or property, or make any other distribution on the Common Stock, or purchase, redeem or otherwise acquire for value any shares of Common Stock until all dividends (set forth in Section 1(a) above) on the Preferred Stock shall have been paid or declared and set apart, except for:

(d) If all payable and due dividends are paid to Preferred Shareholders, Company may issue dividends to Common Shareholders; however, the dividend amount paid to Common Shareholders can be no more than those that have been paid to Preferred Shareholders.

3. LIQUIDATION RIGHTS.

(a) Upon a Liquidating Event, before any distribution or payment shall be made to the holders of any Common Stock, the holders of Preferred Stock shall be entitled to be paid out of the assets of the Corporation legally available for distribution, or the consideration received in such transaction, respectively, (i) an amount per share of Preferred Stock equal to the Original Issue Price of such Preferred Stock plus all unpaid dividends on the Preferred Stock, whether or not declared by the Board of Directors, (as adjusted for any stock dividends, combinations, splits, recapitalizations and the like with respect to such shares after the filing date hereof) for each share of Preferred Stock held by them. If, upon any such liquidation, dissolution, or winding up, the assets of the Corporation (or the consideration received in such transaction) shall be insufficient to make payment in full to all holders of Preferred Stock then such assets (or consideration) shall be distributed among the holders of Preferred Stock at the time outstanding, ratably in proportion to the full amounts to which they would otherwise be respectively entitled. Preferred shares will automatically convert to common shares if the result of a one-to-one conversion yields a greater dollar amount than the sum of the original investment plus all dividends and interest due and payable.

(b) After the payment of the full liquidation preference of the Preferred Stock as set forth in Section 3(a) above, the remaining assets of the Corporation legally available for distribution (or the consideration received in such transaction), if any, shall be distributed ratably to the holders of the Common Stock in proportion to the number of shares of Common Stock held by each such holder.

(c) For purposes of this Section 3, a "Liquidating Event" shall be deemed to be occasioned by, or to include: (i) Any liquidation, dissolution or winding up of the corporation, whether voluntary or involuntary; (ii) a merger or consolidation in which (a) the Corporation is a constituent party, or (b) a subsidiary of the Corporation is a constituent party and the Corporation issues shares of its capital stock pursuant to such merger or consolidation, except any such merger or consolidation involving the Corporation or a subsidiary in which the equity securities of the Corporation outstanding immediately prior to such merger or consolidation continue to represent, or are converted into or exchanged for equity securities that represent, immediately following such merger or consolidation, at least a majority, by voting power, of the equity securities of (1) the surviving or resulting company or (2) if the surviving or resulting company is a wholly owned subsidiary of another company immediately following such merger or consolidation, the parent company of such surviving or resulting company; or (iii) the sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, by the Corporation or any subsidiary of the Corporation of all or substantially all the assets, technology or intellectual property of the Corporation and its subsidiaries taken as a whole, or the sale or disposition (whether by merger or otherwise) of one or more subsidiaries of the Corporation if substantially all of the assets of the Corporation and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, except where such sale, lease, transfer, exclusive license or other disposition is to a wholly owned subsidiary of the Corporation.

(d) In any Liquidating Event, if the consideration received by the Corporation is other than cash, its value will be deemed its fair market value as determined in good faith by the Board of Directors. Any securities shall be valued as follows:

(A) Securities not subject to investment letter or other similar restrictions on free marketability covered by (B) below:

(1) If traded on a securities exchange or through the Nasdaq Global Market or Nasdaq Capital Markets, the value shall be deemed to be the average of the closing prices of the securities on such quotation system over the thirty (30) day period ending three (3) days prior to the closing;

(2) If actively traded over-the-counter, the value shall be deemed to be the average of the closing bid or sale prices (whichever is applicable) over the thirty (30) day period ending three (3) days prior to the closing; and

(3) If there is no active public market, the value shall be the fair market value thereof,

as determined by the Board of Directors.

(B) The method of valuation of securities subject to investment letter or other restrictions on free marketability (other than restrictions arising solely by virtue of a shareholder's status as an affiliate or former affiliate) shall be to make an appropriate discount from the market value determined as above in (A) (1), (2) or (3) to reflect the approximate fair market value thereof, as determined in good faith by the Board of Directors.

(e) Adjustment for Stock Splits and Combinations. If at any time or from time to time after the date that the first share of Preferred Stock is issued (the "Preferred Stock Original Issue Date"), the Corporation effects a subdivision of the outstanding Common Stock there shall also be the same corresponding subdivision of the Preferred Stock.

Stock shall be issued upon conversion of Preferred Stock. All shares of Common Stock (including fractions thereof) issuable upon conversion of more than one share of Preferred Stock by a holder thereof shall be aggregated for purposes of determining whether the conversion would result in the issuance of any fractional share. If, after the aforementioned aggregation, the conversion would result in the issuance of any fractional share, the Corporation shall, in lieu of issuing any fractional share, pay cash equal to the product of such fraction multiplied by the Common Stock's fair market value (as determined by the Board of Directors) on the date of.

What it means to be a minority holder

As a minority holder of Preferred Stock of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $234,100.00
  Number of Securities Sold: 1,000,000
  Use of proceeds: Broadcast Studio (lease build-out, and equipment), Content (Contractors for on-air, production, and editing), and app/OTT creation
  Date: February 10, 2021
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

How long can the business operate without revenue:

We have a nominal amount of overhead, including approximately $20k in contractor variable labor per month (variable based upon need/financial resources) per month and roughly $5K in fixed G&A (namely rent, utilities, and SAAS).

We project revenue generation in the latter part of March with the Octivity Fitness Collective app's launch at a $19.99/month investor and early adopter rate. We anticipate being at break-even at approximately 2,000 subscribers and forecast this to take about 90 days. Therefore, we will need to raise roughly $75K over the first 90 days to avoid taking on any debt to fund the Company.

Lack of any revenues, which is highly unlikely, would require us to obtain alternate financing (likely debt) after 90 days.

Foreseeable major expenses based on projections:

We have already financed all significant expenses required for the balance of 2021. These expenses included: cameras, lighting, computers, and the build-out of our film studio (kitchen and fitness equipment).

Future operational challenges:

We do not foresee any future operational challenges, as we have the business's operation side up and running efficiently.

Future challenges related to capital resources:

We do not foresee any future challenges related to capital resources based upon my personal experience with crowdfunding, our subscription-based model, and a content-driven business's scalability.

Future milestones and events:

Approximately 2,000 Octivity Fitness Collective members (subscribers) would be the inflection point for profitability on a go-forward basis.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

The company currently has $15K available as cash on hand as of February 28, 2021.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

Yes, these funds are critical to our success. The team is in place and the filming/broadcast studio are up and running based upon the investment by Ron L. Wilson, II via his ROBS 401k investment of ~$200K to date.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

Our company's viabilty is contingent upon the attraction of early investors and early adopters of our platform. Given my long-track record of getting start-ups off the ground that we will achieve the needed combination of investors and members to grow the Octivity Fitness Collective effectively.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

90 days plus. Our overhead is almost entirely variable with the exception of G&A (rent, utilities, etc.) which is approximately $3,500 per month in aggregate.

How long will you be able to operate the company if you raise your maximum funding goal?

I have specifically started this subscription-model business as to not have to raise any additional capital assuming the maximum funding goal is achieved. The Company expects that it can operate for a minimum of 5 years, if we reach our full funding goal.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

We do not have any future raises contemplated, as we do not believe they will be necessary given the high cash flow component of our business model coupled with a low cost of operations and marketing expenses as a percent of net membership revenues.

Indebtedness

The Company does not have any material terms of indebtedness.

Related Party Transactions

- **Name of Entity:** Sinlow Norlad, Inc.
  Names of 20% owners: Ron L. Wilson, II
  Relationship to Company: 20%+ Owner

Nature / amount of interest in the transaction: Sinlow Norlad, Inc. is the holder of any current or future intellectual property created by Ron L. Wilson, II in the area of health and wellness.

Material Terms: Sinlow Norlad, Inc, has granted an exclusive, worldwide evergreen license to Octivity Fitness Collective in exchange for a 10% royalty on Net Membership Revenues and book sales, and a 5% royalty on other net revenues.

Valuation

Pre-Money Valuation: $5,278,700.00

Valuation Details:

Octivity Fitness Collective set its valuation based on multiple factors.

It believes its current value is $5 per share, which has been ascertained based upon a net present valuation of project cash flows as well as the extensive history of the Company's Founder and CEO, Ron L. Wilson II, who has successfully started up multiple companies that include 180s, Jaco Clothing, Kelsyus, and HYLETE. Each of these companies achieved revenues of millions of dollars, and Wilson also was an inventor on over fifty patents assigned to these start-ups. Octivity Fitness Collective is valued significantly on Wilson's track record of start-ups, inventions/creations, and crowdfunding. Wilson also has led seven previous crowdfunding efforts that raised over $8M in aggregate investment. Octivity Fitness Collective holds the exclusive, evergreen license for any intellectual property developed by Wilson in the area of health and wellness. Wilson's intellectual property currently includes the tradename and domains using "Octivity" as well as the rights to sell his book (Octivity: 8 positive habits to power (your) health, vitality, & sustainability) and the production and distribution of content related to this work.

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed all preferred stock is converted to common stock. The Company does not have outstanding options, warrants, and other securities with a right to acquire shares or any shares reserved for issuance under a stock plan.

The company set its valuation internally, without a formal third-party independent valuation.

Use of Proceeds

If we raise the Target Offering Amount of $10,000.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Working Capital*
  96.5%
  Advertising and continued content development.

If we raise the over allotment amount of $1,070,000.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  96.5%
  Marketing to garner new investors and new members as well as continued content creation.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at octivity.com/home (octivity.com/investors).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/octivity-fitness-collective

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Conviction Fitness, Inc.

[See attached]

CONVICTION FITNESS INC.

(a California corporation)

Unaudited Financial Statements

For the inception period August 5, 2020 through December 31, 2020



INDEPENDENT ACCOUNTANT'S REVIEW REPORT

February 25, 2021

To: Board of Directors
        CONVICTION FITNESS INC.

Re: 2020 Financial Statement Review

We have reviewed the accompanying financial statements of CONVICTION FITNESS INC. (the "Company"), which comprise the balance sheet(s) as of December 31, 2020, and the related statements of income, shareholders' equity/deficit and cash flows for the inception period from August 5, 2020 through December 31, 2020, and the related notes to the financial statements.

A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially limited in scope compared to an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying restated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in the Notes to the financial statements, without additional financing there is substantial doubt about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in the Notes to the financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Sincerely,

 IndigoSpire CPA Group

IndigoSpire CPA Group, LLC
Aurora, CO

CONVICTION FITNESS INC.
BALANCE SHEETS
As of December 31, 2020
(Unaudited)

ASSETS		2020
Current Assets		
Cash and cash equivalents	$	30,036
Other current assets		2,360
Total current assets		32,396
Fixed assets, net of accumulated depreciation		119,789
Total Assets	$	152,185

LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities		
None	$	0
Total Current Liabilities		0
Total Liabilities		0

SHAREHOLDERS' EQUITY

Common stock (1,000,000 shares authorized, 1,000,000 shares issued and outstanding as of December 31, 2020)		208,000
Preferred stock (1,000,000 shares authorized, 0 shares issued or outstanding as of December 31, 2020		0
Retained deficit		(55,815)
Total Shareholders' Equity		152,185
Total Liabilities and Shareholders' Equity	$	152,185

See Accountant's Review Report and Notes to the Financial Statements

CONVICTION FITNESS INC.
STATEMENT OF OPERATIONS
For the inception period from August 5, 2020 through December 31, 2020
(Unaudited)

	2020
Revenues, net	$ 0
Operating expenses	
General and administrative	49,758
Total operating expenses	49,758
Net Operating Income (Loss)	(49,758)
Depreciation and amortization (expense)	(6,070)
Interest income	13
Income tax (provision) benefit	–
Net Income (Loss)	$ (55,815)

CONVICTION FITNESS INC.

STATEMENT OF MEMBERS' EQUITY (DEFICIT)

For the inception period from August 5, 2020 through December 31, 2020

(Unaudited)

	Common Stock		Preferred Stock		Retained Deficit	Total Members' Equity (Deficit)
	# Shares	$	# Shares	$		
Balance as of January 1, 2019	0	$ 0	0	$ 0	$ 0	$ 0
Issuance of Founders Shares	1,000,000	208,000				208,000
Net loss					(55,815)	(55,815)
Balance as of December 31, 2020	1,000,000	$ 280,000	0	$ 0	$ (55,815)	$ 152,185

See Accountant's Review Report and Notes to the Financial Statements

CONVICTION FITNESS INC.
STATEMENT OF CASH FLOWS
For the inception period from August 5, 2020 through December 31, 2020
(Unaudited)

	2020
Operating Activities	
Net Income (Loss)	$ (55,815)
Adjustments to reconcile net income (loss)	
to net cash provided by operations:	
Add: Depreciation and amortization	6,070
Changes in operating asset and liabilities:	
Decrease (Increase) in other current assets	(2,360)
Net cash provided by (used in) operating activities	(52,105)
Investing Activities	
Purchases of long-lived assets net of any proceeds from disposals	(125,859)
Net cash used in investing activities	(125,859)
Financing Activities	
Net proceeds from founders shares	208,000
Net cash provided by financing activities	208,000
Net change in cash and cash equivalents	30,036
Cash and cash equivalents at beginning of period	0
Cash and cash equivalents at end of period	$ 30,036

See Accountant's Review Report and Notes to the Financial Statements

CONVICTION FITNESS INC.
NOTES TO FINANCIAL STATEMENTS
For the inception period from August 5, 2020 through December 31, 2020
(UNAUDITED)

NOTE 1 – NATURE OF OPERATIONS

CONVICTION FITNESS INC. (the "Company") was organized as a corporation under the laws of California on August 5, 2020. The Company is developing a fitness-oriented lifestyle brand with cooking and exercise focused marketing.

Since Inception, the Company has limited commercial operations history. As of December 31, 2020, the Company had negative retained earnings and will likely incur additional losses prior to generating positive working capital. These matters raise substantial concern about the Company's ability to continue as a going concern. During the next 12 months, the Company intends to fund its operations with funding from a crowdfunding campaign and other revenue generating efforts, if they can be realized. If the Company cannot secure additional short-term capital, the Company may cease operations. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
These unaudited financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States ("GAAP"). In the opinion of management, these unaudited financial statements include all adjustments (consisting of normal and recurring accruals) considered necessary to present fairly the Company's financial position as of December 31, 2020. The Company has no items of other comprehensive income (loss); therefore, net income (loss) is equal to comprehensive income (loss).

Calendar Year Use
The Company was formed in 2020 and has chosen December 31, 2020 as its year end for reporting purposes.

Use of Estimates
The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties
The Company's business and operations are sensitive to general business and economic conditions in the United States and other countries that the Company operates in. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Credit and Customer Risk
Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash, cash equivalents, short term investments and accounts receivable. Cash and cash equivalents are deposited

in demand with two financial institution in the United States. Cash and cash equivalents deposited at time may be in excess of the federally insured limits. Management believes that the Company's investments in cash and cash equivalents have minimal risk. The Company has not experienced any losses on its deposits of cash and cash equivalents.

The Company does not require collateral from its customers. Revenue from its many customers are not concentrated with any one customer.

Cash and Cash Equivalents
The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. As of December 31, 2020, the Company had $30,036 of cash on hand, respectively.

Accounts Receivable
Some customers of the Company pay at the time of ordering or purchasing but others are afforded credit for their purchases. When the Company sells on account, trade receivables due from customers would be uncollateralized customer obligations due under normal trade terms requiring payment within 30 days from the invoice date.

The Company would estimate an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Inventory
Inventories are stated at the lower of cost (weighted average method) or market. Provisions, when required, are made to reduce excess and obsolete inventories to their estimated net realizable values. If actual future demand or market conditions are less favorable than those projected by management, inventory write-downs may be required. As of December 31, 2020, there is no provision for obsolete inventory.

Fixed Assets
Fixed assets, such as processing equipment, computer equipment and capitalized software, are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, generally between three and five years, or the lease term of the respective assets whichever is shorter. Maintenance and repairs are charged to expense as incurred, and improvements and betterments with a life expectancy greater than a year are capitalized.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors.

Fair Value Measurements
Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.
- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

Revenue Recognition

The Company recognizes revenue in accordance with ASC 606 when it has satisfied the performance obligations under an arrangement with the customer reflecting the terms and conditions under which products or services will be provided, the fee is fixed or determinable, and collection of any related receivable is probable. ASC Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers.

Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

The Company has not yet earned any revenue.

Advertising

The Company expenses advertising costs as they are incurred.

Income Taxes

Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, inventory, property and equipment, intangible assets, cryptocurrency valuation and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all the deferred tax assets will not be realized.

The Company is taxed as a corporation for federal and state income tax purposes. Accordingly, the Company has to account for and accrue its own income tax liability. As the Company has incurred primarily losses since inception, no material provision for income taxes exists as of the balance sheet dates.

The Company evaluates its tax positions that have been taken or are expected to be taken on income tax returns to determine if an accrual is necessary for uncertain tax positions. As of December 31, 2020, the unrecognized tax benefits accrual was zero.

The Company is current with its US federal and state income tax filing obligations and is not currently under examination from any taxing authority.

Recent Accounting Pronouncements

In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In February 2016, the Financial Accounting Standards Board ("FASB") issued Update 2016-02, Leases ("Topic 842"). This guidance requires the recognition of liabilities for lease obligations and corresponding right-of-use assets on the balance sheet and disclosure of key information about leasing arrangements. This guidance is effective for fiscal years of private companies beginning after December 15, 2021, and interim reporting periods within fiscal years beginning after December 15, 2022 using a modified retrospective adoption method. Early adoption is permitted. The Company expects to adopt this guidance beginning with its first quarter of fiscal year 2022. We expect adoption of Topic 842 will result in a significant increase in the assets and liabilities on our balance sheets.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 3 – FIXED AND INTANGIBLE ASSETS

The balances of long-lived assets and estimated useful lives held by the Company as of December 31 consists of a capital equipment, warehouse equipment, leasehold improvements and other intangible assets:

	2020
Beginning balance, net	$ 0
Add: asset additions	125,859
Less: depreciation and amortization expense	(6,070)
Ending balance of long-lived assets, net	**$ 119,789**

NOTE 4 – INCOME TAX PROVISION

The Company will be treated as a corporation for US and state income tax purposes. The deadline for filing a 2020 tax return has not yet been reached for the Company. Once filed, the tax returns will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed.

NOTE 5 – COMMITMENTS AND CONTINGENCIES

Contingencies
The Company is not currently involved with and does not know of any pending or threatening litigation.

NOTE 6 –DEBT

The Company does not have any debt obligations.

NOTE 7 – RELATED PARTY TRANSACTIONS

The Company may compensate management, including its founders, according to their stated compensation plan.

As these transactions are between related parties, there is no guarantee that the terms, pricing and conditions of the transactions are comparable to market rates.

NOTE 8 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operation in 2020. The Company's ability to continue may be dependent upon management's plan to raise additional funds and achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 9 – SUBSEQUENT EVENTS

Anticipated Crowdfunded Offering
The Company plans to offer up to $5,000,000 in preferred stock of in a fundraising campaign intended to be exempt from registration under Regulation CF. The securities offering is anticipated to be listed with StartEngine, a FINRA approved crowdfunding portal.

Management's Evaluation
Management has evaluated subsequent events through February 25, 2021, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]



This offering is not live or open to the public at this moment.

Octivity Fitness Collective
Subscription-based health and wellness solution



OCTIVITY FITNESS COLLECTIVE

⊘ Website   ⚲ San Diego, CA   CONSUMER INTERNET

Octivity Fitness Collective is a subscription-based health and wellness solution for today's world. Octivity was founded and created by Ron L. Wilson, II, a health & fitness author and inventor with a strong, positive track record in the equity crowdfunding space.

$0.00 raised ⓘ

0	$5.28M
Investors	Valuation
$5.00	$100.00
Price per Share	Min. Investment
Preferred	Equity
Shares Offered	Offering Type
$1.07M	
Offering Max	Days Left

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

Overview   Team   Terms   Updates   Comments   ♡ Follow

Reasons to Invest

- The virtual fitness category grew to $6 billion in 2019 and is projected to grow to $59 billion by 2027.

- Octivity Fitness Collective has filmed a complete 28-day track of fitness videos and is in the process of filming cooking segments in its studio kitchen.

- Investors in this first round will become Octivity co-founders receiving an 8%/yr preferred dividend and also having the opportunity to earn co-founder "bonus" dividends that are calculated at 10% of net membership revenues ("NMR") on a pro-rata basis.



forging the new paradigm for health, vitality, and sustainability

The idea for Octivity Fitness Collective began when founder, Ron L. Wilson, II, was writing his book *"Octivity: 8 Positive Habits to Power Your Health, Vitality and Sustainability."* In the midst of the COVID 19 pandemic, Wilson realized how difficult it was to find accurate answers to health-related questions, and was inspired to create a wellness program that would coincide with his book.

Octivity Fitness Collective is the culmination of years of fitness and wellness experience and research - featuring our proprietary functional-fitness, innovative-cooking, and informative-lifestyle videos to provide a rich resource for health, vitality, and sustainability.




proprietary-fitness

innovative-cooking

informative-lifestyle segments



many are struggling to maintain their health and well-being in the midst of the pandemic

With restrictions in place due to the global pandemic, many are adjusting to working from home, while striving to maintain their health and fitness. A lot of people are limited by time, finances, and an overwhelming amount of conflicting information.

THE SOLUTION

an all-inclusive destination for your healthy lifestyle



Availability on the above streaming platforms is planned, but timing may vary

Octivity Fitness Collective is a subscription-based health and wellness online platform and mobile application for today's world. Our app features videos that correlate with the 8 positive habits from the book, *Octivity*. Our members get on-demand access to our proprietary functional-fitness, innovative-cooking, and informative-lifestyle videos via our website and the top OTT networks for a flat monthly membership fee.




(WB) tricep-extension 16

8 positive habits to power your:

health, vitality & sustainability



**proprietary
fitness regimen**
"vesm voodoo" circuit-training



**top 24 foods &
meal planning**
tuning (your) violin



**fasting &
autophagy**
ionic fasting protocol



**creativity, reading
& standing**
e(live)ation









regenerative sleep
mind your metronomes



longevity secrets
rituals & victuals of centenarians



mindfulness
power (your) presence



living your ideal future- today
maestro (your) voyage

embrace all 8 habits to achieve (your)

health, vitality, and sustainability.



THE MARKET

an exponentially growing multi-billion

dollar category

Virtual fitness is one of the largest projected growth segments within the health and wellness category, through 2027. After increasing to $6 billion in 2019, it is projected to grow to $59.23 billion by 2027.

Source: Online/Virtual Fitness Market: Global Opportunity Analysis and Industry Forecast, 2020-2027 Allied Market Research (October 2020)

on-line & virtual fitness market


PROJECTED
$59.2B
the market is
growing
exponentially
$6B
2019
2027

Source 1, Source 2

OUR TRACTION

our program and book are approaching their launch

Octivity Fitness Collective has filmed a complete 28-day track of fitness videos, and we are in the process of filming cooking segments in our studio kitchen. Octivity, the book, will be published when we launch the mobile and OTT app.


octivity fitness collective
choose (your) track!


we have provided proprietary fitness, cooking, and lifestyle videos for you to watch, learn, practice, and implement these habits to complete your octet of wellness.
WATCH
GO TO TRACK


OCTIVITY FITNESS COLLECTIVE
(KB) swing v/ american 20

WHAT WE DO

everything in one place, for one monthly fee

Our members receive on-demand access to our proprietary functional-fitness, innovative-cooking, and informative-lifestyle videos via our website and the top OTT networks for a flat monthly membership fee.

We will leverage our co-founders' feedback to chart the course for our future content. Currently, the filming and weekly release schedule includes: 4 new circuits (one of each circuit type), one or more cooking segments, and one or more lifestyle shows, covering positive habits #3-8.


always evolving
lifestyle
fitness
food



THE BUSINESS MODEL

a subscription-based business model

Members receive access to our proprietary functional-fitness, innovative-cooking, and informative-lifestyle videos via our website and the top OTT networks for a flat monthly fee of **$39.99/month per household.**


octivity builds your health without breaking your budget
$39.99 per month
per household



Co-founders (investors in this round) will have a locked-in rate of $19.99 (even if the pricing is adjusted upward in the future). The first 8,000 members (subscribers but not investors) will also receive the $19.99 early-adopter rate (and be locked in against future price increases).

We anticipate having ~2,000 investors and project that each investor will encourage an average of 4 other households to join, thus growing our collective to 10,000 members (including the co-founders) via word-of-mouth alone.

HOW WE ARE DIFFERENT

trustworthy content on an accessible, ad-free platform

Octivity fitness collective provides informed content and videos covering all 8 principles of wellness to power health, vitality, and sustainability. We are providing researched content to provide collective members with a resource platform that is free from the traditional barrage of advertising and sales.


the octivity tracker
day 10
date:
tuning (your) violin
ionic fasting
mind (your) metronomes
e(live)ation
longevity rituals & victuals
power (your) presence
maestro (your) voyage

THE VISION

continuous growth and leadership in our space

Octivity Fitness Collective will have a growing membership base that will continue the movement of health, vitality, and sustainability through their communities. Our goal is to be the leading app-based resource for health, vitality, and sustainability!

we plan on

getting stronger together



*The product is currently under development, final results, layout and features may differ.

The "Collective Buy-In"

As we grow our collective with the passionate support of our Co-Founders and members, we plan to seek partnerships with like-minded companies, which in turn, will provide our members with the opportunity to make quarterly purchases, as a collective group, within this eco-friendly, sustainable network.

We intend to only partner with organic, regenerative, and fair-trade companies that offer consumable products in which we firmly believe. Additionally, we plan to forge similar relationships with apparel, footwear, equipment, and gear to forge similar relationships with apparel, footwear, equipment, and gear companies that produce their products with an unyielding commitment to our planet.

We believe that the *Collective Buy-In* will reduce our overall carbon footprint while offering simplicity and savings.

The *Collective Buy-In* is an evolving initiative aimed at creating a healthier, more vital, and sustainable future.

OUR LEADERSHIP

a small close-knit team with a shared passion for wellness

Ron L. Wilson, II is the founder and visionary behind the Octivity Fitness Collective. With his entrepreneurial knowledge and over 30 years of industry experience, Octivity is capable of bringing expert content to households everywhere. Wilson runs the company alongside Norma Barrett (head of operations), who has embraced a wellness lifestyle for decades, teaching yoga, and studying nutrition and physiology.



Ron L. Wilson, II.

visionary with 30 years of industry experience

Photographer and production assistant, Shannon Henry, runs a successful photography business in San Diego and has given our creative assets an elevated center. Videographer and editor, Bradley Wentzel, worked as the Creative Director of still and motion photography with Lewis Air Legends in San Antonio, TX, before joining our team. Each member of our team brings their own unique skill set to the table, as well as a shared affinity for nutrition and wellness!


Bradley Wentzel
videographer & editor


Norma Barrett
head of operations


Shannon Henry
production assistant

WHY INVEST

we are offering a special bonus to this round of investors/co-founders!

Your investment in our first round of crowdfunding will make you an Octivity co-founder, and you will be eligible for your co-founder "bonus" dividends that are calculated at 10% of net membership revenues ("NMR") on a pro-rata basis. This dividend is an exclusive perk for this round of investment only!

Shares being issued in this offering are Preferred Stock ("Co-Founder Shares") and also earn a preferred dividend of 8% per annum.



become a co-founder

"a true adventure begins with a powerful purpose."

Meet Our Team



Ron L. Wilson, II

Founder, CEO, President, Secretary, and Director

Health & Fitness author, inventor, and coach with over 30 years of experience. In addition to being an inventor on 50 plus patents, Ron has founded numerous companies including HYLETE, Jaco Clothing, Kelsyus, and 180s.

180s rapidly grew to over $50 million in sales and achieved a ranking of #9 on Inc. Magazine's 500 fastest growing companies. Ron is a former Ernst & Young Entrepreneur of the Year National Finalist and a Sports & Fitness Industry Association "Top 25 Leaders in Sporting Goods".

Ron has not taken a salary to date and when appropriate, will do so at the CA minimum exempt employee salary of $54,080 per year.



   



Bradley Wentzel
Co-Founder, Art Director,
Photographer, and
Cinematographer
(Contractor)

Before joining the team, Bradley was the Creative Director of still and motion photography with Lewis Air Legends in San Antonio, TX. When he's not dangling out of helicopters with his camera or coming up with Dad jokes, he keeps us engaged with his circus antics.

Contractor: 40-50 hours per week





Shannon Henry
Co-Founder, Art Director,
and Production Assistant
(Contractor)

As the owner of a successful photography business in San Diego, Shannon's creative touch has given our creative assets an elevated center. Aligned with our #2 habit, she loves to cook, and would definitely call herself a "foodie". She's all about nutrition and how foods and natural remedies can heal what ails you.

Contractor: 30-45 hours per week





Weston Harmer
Co-Founder, Video Editor
(Contractor)

Before joining the team, Weston had been editing for over a decade creating various projects such as short movies, assets for apps, etc. He may at times be quiet, but always has his wheels turning thinking of new ways to be efficient and authentic.

Contractor: 40-50 hrs per week



Abbe Guddal
Co-Founder, Fitness
Content, and Food
Consultant (Contractor)

Abbe brings a wealth of knowledge and life experience in health, cooking, and wellness. She has also excelled at fitness instruction for over a decade. Over the past 8 years, she has built and directed the customer service team at a well-known d2c fitness apparel brand.

Contractor: 4-8 hours per week





Norma A Barrett
Co-Founder, Copywriter,
Editor, Operations
Director, "Jill" of all trades
(Contractor)

Norma comes from a diverse background in health and wellness. She has spent over a decade studying physiology and nutrition, as well as leading students in yoga and meditation, all while moonlighting as a hospitality management professional.

Contractor: 40-50 hrs per week



Offering Summary

Company : Conviction Fitness, Inc.

Corporate Address : 10340 Camino Santa Fe, Suite J, San Diego, CA 92121

Offering Minimum : $10,000.00

Offering Maximum : $1,070,000.00

Minimum Investment Amount : $100.00
(per investor)

Terms

Offering Type : Equity

Security Name : Preferred Stock

Minimum Number of Shares Offered : 2,000

Maximum Number of Shares Offered : 214,000

Price per Share : $5.00

Pre-Money Valuation : $5,278,700.00

Maximum Number of Shares offered subject to adjustment for bonus shares. See Bonus info below.

Time-Based Perks

Early Bird Bonus

Invest within the first 28 days and receive an additional 5% Bonus Shares.

Amount-Based Perks

$100 | Tier 1

Invest $100 and receive a locked-in rate of $19.99/month for our app.

$250 | Tier 2

Invest $250 and receive an additional 10% Bonus Shares.

$500 | Tier 3

Invest $500 and receive an additional 15% Bonus Shares.

$1,000 | Tier 4

Invest $1,000 and receive an additional 20% Bonus Shares.

$10,000 | Tier 5

Invest $10,000 and receive an additional 30% Bonus Shares.

All perks occur when the offering is completed.

Investors in this Reg CF funding round will become Octivity co-founders receiving an 8%/yr preferred dividend and also having the opportunity to earn co-founder "bonus" dividends that are calculated at 10% of net membership revenues ("NMR") on a pro-rata basis.

The 10% StartEngine Owners' Bonus

Conviction Fitness, Inc. (dba Octivity Fitness Collective) will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Preferred Stock at $5 / share, you will receive 10 additional shares of Preferred Stock, meaning you'll own 110 shares for $500. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Irregular Use of Proceeds

Example - The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments.

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

<u>**Main Video**</u>

Thanks for taking the opportunity to learn about the Octivity Fitness Collective. I'm really excited that I have a chance for the first time in my twenty-five-year plus entrepreneurial career to include you as a co-founder. I started this company when I started writing a book called Octivity: eight positive habits to power your health, vitality, and sustainability. I'm excited about sharing this book, as well as our app, and this collective with the world at large. I'm asking for co-founders like you who believe in these same missions, these same values, to join.

I'm going to walk briefly through, in this overview video of these eight positive habits, and then down below on the StartEngine page, we'll explore each of these topics a little further. I hope you find them as fascinating as I do. I've been living this for about a year. I've got to say that at age 52, I'm in the best shape of my life, and actually redefine it, not just the best shape of my life but the best state of my life. I'm living kind of my, what I believe finally to be, my fullest potential, and I'm excited to get other people doing the same.

Let's take each of these, one by one. The first one is our proprietary fitness regimen. It is called "VSEM voodoo" circuit training. I know it sounds weird. We'll explain that down below. The second one is called tuning (your) violin - and this is really about the top twenty-four foods that I researched that really provide the foundation for your health and vitality. And we take it one step further by providing essentially we actually started cooking right in the kitchen. I got coached up a lot. I've never really cooked before. These are simple meals that you can prepare, all the top twenty-four, and from thirty minutes basically from prep to plate and under forty dollars, and that's serving two. It's designed for people that are doing number three, which is, I call the Ionic Fasting Protocol. This is from my research and other protocols in fasting and then also watching friends and family members where they've had success and where they've had failure. What we're really trying to get with this particular ionic fasting protocol is autophagy, and that's literally repairing your body at a subcellular level. Once again, we'll cover this in more detail below.

So, number four, I call this e(live)ation and it's really about standing, reading, and research, and creativity. I found that standing is one of the easiest ways to improve your posture. Standing more throughout the day will burn calories, strengthen your muscles. But I think more importantly, what you're going to get from e(live)ation, is that you're going to read more, research more, and what I found, is create more. That's everything from creating this book, as well as exploring other sides between poetry and drawing, and I'm not particularly great at these, but I find that they are a great way to reduce stress, kind of be present, which are some of the other topics that we're going to talk about in these eight positive habits.

So number five, this one is a struggle. Probably the biggest struggle for me, I call it mind (your) metronomes, and it's about regenerative sleep. We struggle in this industrial age to get the right types of sleep, in particular, sleeping with lights and TVs on, going to bed falling asleep to a movie rather than reading a book. It's an opportunity to truly change your life. One thing to note on all these habits is that these only really work if you try all of them at the same time, you don't have to be successful at any of them on any particular day, but as you start tracking your progress, you'll find as you balance out these top eight - not top eight, these powerful eight - they're filled with all kinds of top eight hints that I've developed and will continue to evolve and develop as you as a co-founder of being part of this voyage that we're on to improve health and lives throughout the world.We'll talk more about that in the regenerative sleep, or mind (your) metronomes.

Number six, one of my particular favorites; longevity secrets, this is rituals and victuals of centenarians. People who live and walk around and garden at one hundred years plus. There's a thing called Blue Zones. It was written by a National Geographic reporter where he found these cultures throughout the world who were living similar but different. It was really a proclamation of how you can live a healthy life even in the latter years, and not be proclaimed to end up in a nursing home or end up in a wheelchair or have type two diabetes. These are things that they did. I think they all encompass these eight positive habits that are going to fuel your success in life. These are particularly interesting and we'll discuss those as well and explore kind of those top eight rituals and victuals that power your longevity.

Number seven - and these, seven and eight, were the biggest challenge for me, and they continue to be the biggest challenge, I think they're the ones kind of hard to wrap your hands around and wrap your mind around. It's actually the opposite. You're trying to clear your mind. So I like to say essentially quieting the mind, it's always hard to say meditation. I've gotten better at it, still practicing it. It will be the thing that will really, I think, be the most impactful.

It's estimated that the average person, forty-seven percent of the time, they're living in their known past or their predictable future, rather than being here. We're going to incorporate things from VSEM Voodoo; our mindfulness and mobility circuit within that construct that will teach you breathing techniques and movements that you can do throughout the day that will help power your presence.

Finally, the eighth and why I'm standing here today is living your ideal future today or maestro in your voyage. This is about having a firm, specific intention of where you want to be in the future and start and not only being there, but coupling that with the high level emotion like love, joy and gratitude of how you're going to feel when you basically achieve the best future of you. If you wake up every morning and you're present and you're thinking, here's where I'm going to be in the future, and here's how I was going to make me feel. If throughout the day you periodically think of that, you'll be amazed how you connect with your eighth sense, which is your connection with the universe, and you'll be guided not out of fear and not out of analytical thinking, but out of creativity and connection that will allow you to achieve what you need to achieve on a daily basis, that fulfills your future goal and creates that happiness.

It's not about creating something that you get there and you're not happy. You have to apply that high level emotion. So it's firm, specific intention. I want to be X. For me, I want to be a leader in the teachings of health, vitality and sustainability by being an author an inventor and a coach, and that's my voyage. I know that I'm gracious. I feel a tremendous amount of gratitude. I feel a tremendous amount of gratitude, love and joy by getting to do what I get to do today.

Just talking to you today and giving you the opportunity to be a co-founder and join me in this adventure and creating your own voyage, I couldn't be more happy today and joyful. Which, it was a word that I always had a tough time grasping in my past entrepreneurial ventures because I think there are too driven by specific goals of money and objectives that were not true to the heart and true to the soul. So I hope you take the time to learn a little bit more about these. And I particularly hope that you become a co-founder in the Octivity Fitness Collective.

Reasons to Invest Video

Thanks for taking the time to learn a little bit more about the Octivity fitness collective. Before I get into the reasons to invest, let me give you a brief history in crowdfunding, in particular, here on StartEngine. I was fortunate enough to be one of the first pioneering companies to launch with the StartEngine platform on a Reg CF all the way back in 2017. It was really exhilarating because, for the first time in my entrepreneurial career, I got to involve the actual customers as part of the investment opportunity and create the powerful concept of "investomer." Why I'm really excited today, is not only because we have this opportunity, but because of the unique nature of how I've started this business and where we are in terms of timing, I have the opportunity because of starting it with crowdfunding being here Day 1 as I launch this next phase, I can include you as a co-founder.

So, let me explain why I truly believe this is a co-founder investment round. So first, we essentially have the opportunity to take what I've already developed here, I built this studio that we are filming from today, I wrote a book called Octivity: 8 positive habits to power your health, vitality, and sustainability, and it became essentially the platform for the content that we began creating late in 2020 that will be launched on our online, mobile, and OTT app. That will be a membership-based subscription model, which gives us a lot of upside opportunity. We have a very scalable model, in other words, we don't need to build another studio to film content, we certainly want to expand and grow, but as members come in, it gives us the capacity to provide marketing dollars for more members to be attracted and additionally provide liquidity that sometimes you don't have that opportunity when you are building a physical good - the cost of goods are just too great.

The second reason to invest is there are two liquidity or financial returns available. So these are only going to you as a co-founder - and the first one is an 8% dividend on your investment, and the second one I think is a unique opportunity is more of a revenue share model. So you are getting the dividend plus 10% of the Net Membership Revenue from all the subscriptions. So when we have the subscriptions, we have the platform costs, we have the advertising costs, but whatever we net on that, which we project to be anywhere from 70 to 80 percent of the membership subscription rate. Those are going back to you on a pro-rata basis, and those are not capped.

So becoming a co-founder today, we have this liquidity opportunity that doesn't require me to sell the company. This is what I love to do; it doesn't require me to go public. And in fact, we're kind of public because of the nature of crowdfunding and the opportunities RegCF and especially with the new law changes of increasing the amount that can be raised, which is another exciting fact to be standing here today.

So the third reason that I think is an opportunity to invest is that you get a chance to truly be part of the equation, both in terms of spreading the word, which is what co-founders do, and just as importantly, being part of the feedback of where we take it from here. So we've committed to the circuits each week. We've committed to the innovative-cooking, informative lifestyles - those topics that you want to explore more and that you need help with or that you've heard friends, families, anybody that you know, that's a member that needs more assistance in one of these positive areas, that they can impact their overall lifestyle.

So, once again, I sincerely appreciate you taking the time to learn a little bit more about the Octivity Fitness Collective. I hope you take more time to watch the other videos, ask any questions that you feel like haven't been answered. And I mostly, mostly hope that you join me as a co-founder in essentially changing the paradigm of health, vitality and sustainability.

Video 2: vsem voodoo

VSEM voodoo, is our proprietary functional fitness which is really designed for the garage. It takes a limited amount of space and it uses a simplified set of equipment. I kind of looked at all the equipment I've ever used and boiled it down to the things that I really think are the most effective, different, inexpensive, and once again, designed for the garage.

It's simply bodyweight dumbbells, kettlebells, and a weighted ball. The system was constructed upon essentially the four fundamental types of fitness. We define them as the following: sculpt and balance, cardio and endurance. power and strength, and mindfulness and mobility; these are the four constructs, these are the four circuits. When you complete the octivity track - octivity track one, you'll go through what we call seven stanzas of these four circuits for a total of twenty-eight circuits. We continuously film these circuits as well. So right now we're committed to four circuits per week in this particular category. I think it's revolutionary what we created. It is a system that's really based upon music theory and variable stressor exercise methodology- let me explain this. First, variable stressor exercise methodology (vsem). This all relates to the fact that the body is extremely, extremely good at adapting. Thus, the reason astronauts go to space and they always lose bone density and muscle mass and they have to fight hard to overcome that. A lot of us have had the experience where we started a workout regimen, we start doing something on a daily basis and for the first thirty or forty five days, we see results.

Then what invariably happens if we continue to do the same thing over and over? We adapt. Thus the reason that we need to have these variable stressors to create positive change. The reason I came up with the word voodoo; VSEM is the acronym for variable stressor exercise methodology; voodoo was something I like to visualize as a positive voodoo doll, if you will, as opposed to the nefarious legends of voodoo doll. So these positive pins of progress, you'll hear me say that probably too many times as you watch these circuits and participate. The idea is to use these four different types of variable stressor circuits and then within them make them constantly changing. You'll learn some fundamental basic moves, sixty four of them total, and different grips.

Really, the four circuits are based upon four cadences. So you have power and strength-it's about those white fiber muscles, so it's quick both for drive and turnover of power and strength. Those are like a zero cadence and a one cadence goes so fast, fast, maximum drive at zero. Fast, fast, fast at one.

Cardio & endurance is a two cadence so it's one, two, one, two. You're constantly turning over and trying to hit those oxygen systems and get your heart rate at about 70 to 80 percent of your maximum heart rate.

Sculpt & balance takes you all the way from what I call cadence three to cadence eight. That's really thinking about your red fiber muscles. So there's opposite balance of muscles that are really the slow and steady. They don't really fatigue. I liken it to essentially the the kind of slow, almost sculpting- that's where we get the sculpt and balance so it can be everything. If you're doing a curl, for example, it's one to three, but you can just go, one, two, three, four, one, two, three, four. You'll learn the system. You'll learn these different cadences together.

Collectively, they create these variable stressors or these positive pins of progress in the vsem voodoo system. I think just as importantly, you see, change continues- it's a constant ascent of your physical well-being and it doesn't get boring. It all can be done from your own garage with minimal equipment and essentially at a minimal expense. That's why we're really fired up. This is obviously a significant part of our octivity fitness collective app.

Video 3: tuning (your) violin

Positive habit number two, we call it tuning (your) violin. This is the top twenty-four foods that we've researched that we use for everything from getting you those healthy fats, the right balance of your macronutrients and micronutrients, and all the way to your meal planning. We're going to take you through each of these. Really, the goal is to kind of coach you up on how to first select all these from the store and then prepare what I think are five-star meals that are 30 minutes from prep to plate, forty dollars or less, and that's serving for two. You're going to get these meals from around the world, everything from Asian to Italian to Mexican.

You're going to leverage these top twenty-four learned cooking techniques right here in this octivity kitchen as I have, and be able to essentially have these gourmet meals at a fraction of the cost and really use it as another opportunity to be creative and power (your) presence.

Video 4: ionic fasting

Positive habit number three, fasting and autophagy, is the ionic fasting protocol, and we'll cover this more in detail as we launch our series of videos and you can read more about it in the book. However, I wanted to discuss in this brief overview the myths of fasting, and they do run deep and rampant.

Number one- "fasting is starving myself." No, starving yourself is when you don't have access to food. Fasting is a conscious decision not to eat, and it's far from starving yourself. It's actually going to do you a world of good. So myth number one, you're not going to starve yourself. You know, actually, the average person can walk from New York City to the tip of Florida without eating one meal. That's how much excess reserve the typical American carries on their body in the form of fat. So you'll still need water and some micronutrients, but you'll be just fine.

So, number two, "fasting makes me slow and tired." Ironically, this is truly a myth as well. I didn't believe it. Fortunately, the world's leading expert, Dr. Jason Fung, gave me the courage to do my first long-term fast. In fact, just this past weekend, I did a sixty-four hour fast. I will swear as the day is long that a long-term fast gives you incredible energy. I tend to sleep about eight hours a day on average- that regenerative sleep that we talked about earlier. When I'm fasted, I need about six and I have an ungodly amount of energy. It usually starts around hour twenty-four to hour thirty and it is a natural high. We're wired this way. If you think about it, as millions of years as hunter-gatherers, when we didn't have access to food, we didn't get slow and tired and just kind of call it quits. No, we would not be here. In fact, if that was the way we were wired, instead we became acutely aware of everything. If you're ever looking for a total reboot or recharge, a longer-term fast might be your answer.

Myth number three, "fasting will cause me to lose muscle mass." In fact, this is not the case at all. Actually, you will produce a lot of hormones, including growth hormone, that will actually perhaps do exactly the opposite. And in fact, studies show that up to at least five days you will not lose any lean muscle mass. You'll actually, in fact, do a lot of things, in particular the autophagy that I speak about frequently, that subcellular regeneration, will do the body a world of good.

I once again talk about the fact that your brain will become newly wired, your creativity will go up. And I think a lot of the fast we think about all the religious fast, they were there for a reason. You truly do connect with the universe, with your God, whatever it may be when you fast; and that's why it has been here for generations. It will do you a world of spiritual good, I assure you.

Number four, "fasting will cause my hunger stations hunger sensations to increase, and therefore I'll gain weight." The hunger goes away and it's surprising that hunger reflex is there, it's obviously innately wired. As you start to fast, especially as you do a longer-term fast, those hunger sensations go away. Once again, I find it to be around hour twenty-four to thirty and then you really at some point you don't want to break the fast because you're feeling so good. I know this sounds weird. It sounds counterintuitive for sure. It took me three years of intermittent fasting and reading Dr. Fung's book, probably three or four times, before I worked up the courage for the very first time to hit a forty-hour fast. I truly thought I was on top of the world and I hope you get to this what I call- master level fast.

The fasting protocol has five levels from novice to master, and the goal is to kind of walk you through each one, give you the support, the encouragement, and hopefully the community and the collective community that will allow you to increase your fasting level day over day, month over month. It may take years, perhaps you never get to the master level fast. That's OK. It's out there and I hope everybody gets to enjoy it.

Finally, myth number five that I like to talk about, "fasting will reduce my energy for exercise." Au contraire. It actually will once again, once you get over that first hump, your energy will be through the roof. That's because of all these counterbalancing hormones that basically kick in when you're in a fast. Once again, you think about these millions of years of where we come from. If you needed to eat, you needed all your clarity, all your energy. Fasting brings out those hormones that actually allow you to find exercise maybe with a little more bravo, a little more endurance because you had to essentially ensure your own survival. I'm not saying this in a sadistic way, it's just these are things that we're wired with and we can take advantage of them.

Finally, my last comment is that when you really need a reboot or recharge and kind of get recentered, a day, or perhaps two days as I said; I needed it two, three, days ago, I wasn't feeling one hundred percent. I needed to repair at literally a subcellular level, a spiritual level. I did a sixty-four hour fast and it got me back and recentred. So I hope you explore first, the novice level of ionic fasting and perhaps make it all the way to the master level.

Video 5: e(live)ation

Positive habit number four- I call this e(live)ation. So this is really about standing, reading and research, and creativity. Let's start with standing. First and foremost, we sit too much as a society. We need to get up, stand more. It's a great way to improve your posture, burn calories, and strengthen your muscles. So you try to find that balance of standing versus sitting and sleeping. That also can lead to taking these more positive creative habits, first and foremost about reading and research that actually opens your mind and fuels your creativity.

It's really part of the reason I'm standing here talking to you today. I started standing more. I started researching- a ton, reading more, which led me to the ability to write a book and create this app for the octivity Fitness Collective. I've also explored other things, whether it's drawing, poetry; and what I find is even if you're not good at these things, it's a great, very effective way to power (your) presence, stay in the present moment, reduce stress, and better mood. So this is e(live)ation: standing, reading and research, and creativity.

Video 6: mind (your) metronomes

Positive habit number five, mind (your) metronomes. This is about regenerative sleep. Know, with the advent of the industrial revolution, those first street lights, we've really disrupted the natural circadian rhythms that told us when to go to sleep and the sun would rise and we would awake. Instead, we're bombarded with electronic noise, electronic lights, things that essentially don't allow us to have the same type of regenerative sleep that we really need in terms of being optimal in terms of our health and wellness.

So, what I came up with, and these work for me and you'll find your own metronomes as well, are eight things that allow me to get this more regenerative sleep. Things like do not disturb two hours on my phone before I plan on going to bed, reading a book as opposed to watching TV, the right kind of soothing sounds and scents. That can be anything; for me, it's ocean waves and perhaps in a diffuser, lavender. So these are the topics that we explore, recognizing how important sleep is, tracking that in our octivity journal. You realize the days that you do that, how much better you feel the next day, how much better your vsem voodoo circuit is, how you eat healthier, you're more present and life feels, frankly, a lot more fulfilled.

Video 7: longevity rituals and victuals

Positive habit number six, one of my favorites, is longevity rituals and victuals. This is where we'll explore these top eight- one ritual, seven victuals- of food and drink that really have been used by generations and generations of people that sometimes are vilified but really are actually healthy for you and increase your longevity. And we're happy to report that three of these top eight are coffee, tea, and my particular favorite- red wine.

We'll explore those three plus the other five that will not only increase your longevity but increase your enjoyment of life well into the three digits.

Video 8: power (your) presence

Positive habit number seven, powering (your) presence. This is really about mindfulness, quieting the mind, and being present. It's estimated that the average person spends forty-seven percent of their time thinking about their known past or their predictable future, which means they're not, they're not present, they're really not living. This is one that is by far one of the more challenging things to become accomplished. No one is truly ever accomplished in this positive habit. In particular, one of the things that we discuss and we'll teach and coach you up, one is using the vsem voodoo circuit training, in particular the mindfulness and mobility; one of the four types of circuits; to learn how to breathe more efficiently, and follow your breath. As well as movements that you can do, whether it's waking up at the beginning of the day or when you feel stressed, getting away from your computer or the television and doing these things to bring you back to your presence. Basically, bringing you back to your life- not to your history which is gone, or your future, which should not be known. It should be what you're doing in the present to really enjoy life and give up your speedboat and trade it in for your sailboat to have your new true adventure.

Video 9: maestro (your) voyage

Positive habit number eight- maestro (your) voyage, this is about living your ideal future today. What I mean by that is that you have to imagine your best specific intention, if you will-where you want to be in the future, that you're not today, how that's going to make you feel. When I say feel, it has to be something not like success or ego, but it needs to be a high-level emotion. So love, joy, and gratitude- it amplifies kind of the message you're putting out in the universe. As you start to envision that future periodically through the day, or in particular when you wake up and you go to sleep and you also feel what you're going to feel in the future, you'll find yourself essentially living your ideal future in the present.

What this allows is that you'll connect with the universe and the universe will guide you. The universe yearns to reward you and allow you to essentially achieve your great adventure and do so without fear or regret or anxiety. You'll be able to just make the right decisions at a gut level from the heart with the universe's help, as opposed to what we most often do, especially in today's age where we overthink things. We put it to a spreadsheet, we overanalyze it, and it looks great on a spreadsheet and becomes fearful in life.

Just find your true specific intention that what you really want to do and apply that emotion to it and your body will start to learn that emotion, crave it, and you'll naturally gravitate towards everything that you need to do without thinking about it one iota. Trust me, doing it every day, you'll find your place on your true adventure, having the voyage of your life and living the best version of you that you possibly can imagine. Maestro (your) voyage.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

<u>Platform Compensation</u>

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

<u>Information Regarding Length of Time of Offering</u>

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

<u>Hitting The Target Goal Early & Oversubscriptions</u>

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

<u>Minimum and Maximum Investment Amounts</u>

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

FILED

Secretary of State
State of California

A0852804
Filing Number

02/23/2021
Filing Date

AMENDED AND RESTATED ARTICLES OF INCORPORATION OF CONVICTION FITNESS, INC., a California corporation

The undersigned hereby certifies that:

ONE: They are the President and Secretary of Conviction Fitness, Inc., a California corporation.

TWO: The Articles of Incorporation of said corporation are amended and restated to read in full as follows:

ARTICLE I.

The name of this corporation is Conviction Fitness, Inc., (this "Corporation"), with California Entity Number: 4625725.

ARTICLE II.

The purpose of this Corporation is to engage in any lawful act or activity for which a corporation may be organized under the General Corporation Law of California other than the banking business, the trust company business or the practice of a profession permitted to be incorporated by the California Corporations Code.

ARTICLE III.

A. This Corporation is authorized to issue two classes of stock to be designated, respectively, "Common Stock", also referred to as "Founder's Stock", and "Preferred Stock", also referred to as "Co-Founders' Stock". The total number of shares which the Corporation is authorized to issue is Two Million (2,000,000) shares. The number of shares of Common Stock authorized to be issued is One Million (1,000,000). The number of shares of Preferred Stock authorized to be issued is One Million (1,000,000). The Preferred Stock authorized by these Amended and Restated Articles of Incorporation (the "Restated Articles") may be issued from time to time.

B. The rights, preferences, privileges, restrictions and other matters relating to the Preferred Stock are as follows:

1. **DIVIDEND RIGHTS.**

(a) Holders of Preferred Stock, in preference to the holders of Common Stock of the Corporation, shall be entitled to receive, when and as declared by the Board of Directors, but only out of funds that are legally available therefor, an annual cash dividend ("regular dividend") at the rate of eight percent (8%) of the Original Issue Price (as defined below), for such share of Preferred Stock, per annum on each outstanding share of Preferred Stock (as adjusted for any stock dividends, combinations, splits recapitalizations and

-1-

the like with respect to such shares after the filing date hereof). Except as set forth in Section 3(a), such dividends shall be payable only when, as and if declared by the Board of Directors, and shall be cumulative.

Holders of Preferred Stock also shall be eligible for an additional dividend ("bonus dividend") for each calendar year that is calculated at ten percent (10%) of Net Membership Revenues ("NMR"), where NMR equals all membership revenues generated from monthly subscriptions net of any refunds and also net of platform, merchant, ambassador, referral, and external marketing fees, on a pro-rata investment amount basis.

Company, at the sole discretion of the Board of Directors, *may* pay bonus dividends yearly while electing to accrue regular dividends, in whole or part. Bonus dividends are due and payable on or by January 31st for NMR's from the previous year. Any bonus dividends not paid timely shall accrue interest at ten percent (10%) per annum. **Common Shareholders are not eligible for bonus dividends.**

(b)   The "Original Issue Price" for the Series A Preferred Stock shall be $5.00 for each share of the Series A Preferred Stock.

(c)   So long as any shares of Preferred Stock are outstanding, the Corporation shall not pay or declare any dividend, whether in cash or property, or make any other distribution on the Common Stock, or purchase, redeem or otherwise acquire for value any shares of Common Stock until all dividends (set forth in Section 1(a) above) on the Preferred Stock shall have been paid or declared and set apart, except for:

(d)   If all payable and due dividends are paid to Preferred Shareholders, Company may issue dividends to Common Shareholders; however, the dividend amount paid to Common Shareholders can be no more than those that have been paid to Preferred Shareholders.

2.   **VOTING RIGHTS.**

(a)   **General Rights.** Except as provided by law, each holder of shares of the Preferred Stock shall *not* be entitled to voting rights except under the following conditions in part 2 (b).

(b)   **Separate Vote of Preferred Stock.** A vote or written consent of the holders of at least a majority of the outstanding Preferred Stock, combined with a vote of a majority of the Common Stock, shall be necessary for effecting or validating the following actions, but will explicitly *not* be applicable under scenarios as outlined in Section 3:

(i)   Reduce the rights, preferences or privileges of the Preferred Stock.

(ii)   Authorize, create or issue any new class or series of stock or other security that is senior to the Preferred Stock with respect to dividends, redemption or liquidation rights.

3.   **LIQUIDATION RIGHTS.**

(a)   Upon a Liquidating Event, before any distribution or payment shall be made to the holders of any Common Stock, the holders of Series A Preferred Stock shall be entitled to be paid out of the assets of the Corporation legally available for distribution, or the consideration received in such transaction, respectively, (i) an amount per share of Series A Preferred Stock equal to the Original Issue Price of such Series A Preferred Stock plus all unpaid dividends on the Series A Preferred Stock, whether or not declared by the Board of Directors, (as adjusted for any stock dividends, combinations, splits, recapitalizations and the like with respect to such shares after the filing date hereof) for each share of Series A Preferred Stock held by them. If, upon any such liquidation, dissolution, or winding up, the assets of the Corporation (or the consideration received in such transaction) shall be insufficient to make payment in full to all holders of Series A Preferred Stock then such assets (or consideration) shall be distributed among the holders of Series A Preferred Stock at the time outstanding, ratably in proportion to the full amounts to which they would otherwise be respectively entitled. **Preferred shares will automatically convert to common shares if the result of a one-to-one conversion yields a greater dollar amount than the sum of the original investment plus all dividends and interest due and payable.**

(b)   After the payment of the full liquidation preference of the Preferred Stock as set forth in Section 3(a) above, the remaining assets of the Corporation legally available for distribution (or the consideration received in such transaction), if any, shall be distributed ratably to the holders of the Common Stock in proportion to the number of shares of Common Stock held by each such holder.

(c)   For purposes of this Section 3, a "Liquidating Event" shall be deemed to be occasioned by, or to include: (i) Any liquidation, dissolution or winding up of the corporation, whether voluntary or involuntary; (ii) a merger or consolidation in which (a) the Corporation is a constituent party, or (b) a subsidiary of the Corporation is a constituent party and the Corporation issues shares of its capital stock pursuant to such merger or consolidation, except any such merger or consolidation involving the Corporation or a subsidiary in which the equity securities of the Corporation outstanding immediately prior to such merger or consolidation continue to represent, or are converted into or exchanged for equity securities that represent, immediately following such merger or consolidation, at least a majority, by voting power, of the equity securities of (1) the surviving or resulting company or (2) if the surviving or resulting company is a wholly owned subsidiary of another company immediately following such merger or consolidation, the parent company of such surviving or resulting company; or (iii) the sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, by the Corporation or any subsidiary of the Corporation of all or substantially all the assets, technology or intellectual property of the Corporation and its subsidiaries taken as a whole, or the sale or disposition (whether by merger or otherwise) of one or more subsidiaries of the Corporation if substantially all of the assets of the Corporation and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, except where such sale, lease, transfer, exclusive license or other disposition is to a wholly owned subsidiary of the Corporation.

(d)   In any Liquidating Event, if the consideration received by the Corporation is other than cash, its value will be deemed its fair market value as determined in good faith by the Board of Directors. Any securities shall be valued as follows:

(A)   Securities not subject to investment letter or other similar restrictions on free marketability covered by (B) below:

(1)   If traded on a securities exchange or through the Nasdaq Global Market or Nasdaq Capital Markets, the value shall be deemed to be the average of the closing prices of the securities on such quotation system over the thirty (30) day period ending three (3) days prior to the closing;

(2)   If actively traded over-the-counter, the value shall be deemed to be the average of the closing bid or sale prices (whichever is applicable) over the thirty (30) day period ending three (3) days prior to the closing; and

(3)   If there is no active public market, the value shall be the fair market value thereof, as determined by the Board of Directors.

(B)   The method of valuation of securities subject to investment letter or other restrictions on free marketability (other than restrictions arising solely by virtue of a shareholder's status as an affiliate or former affiliate) shall be to make an appropriate discount from the market value determined as above in (A) (1), (2) or (3) to reflect the approximate fair market value thereof, as determined in good faith by the Board of Directors.

(e)   **Adjustment for Stock Splits and Combinations.** If at any time or from time to time after the date that the first share of Series A Preferred Stock is issued (the "Series A Original Issue Date"), the Corporation effects a subdivision of the outstanding Common Stock there shall also be the same corresponding subdivision of the Preferred Stock

Stock shall be issued upon conversion of Preferred Stock. All shares of Common Stock (including fractions thereof) issuable upon conversion of more than one share of Preferred Stock by a holder thereof shall be aggregated for purposes of determining whether the conversion would result in the issuance of any fractional share. If, after the aforementioned aggregation, the conversion would result in the issuance of any fractional share, the Corporation shall, in lieu of issuing any fractional share, pay cash equal to the product of such fraction multiplied by the Common Stock's fair market value (as determined by the Board of Directors) on the date of

ARTICLE IV.

The personal liability of the directors of the Corporation for monetary damages shall be eliminated to the fullest extent permissible under California law. The Corporation is authorized to provide indemnification of its agents (as defined in Section 317(a) of the California Corporations Code) to the fullest extent permissible under California law through bylaw provisions, agreements with its agents, vote of the shareholders or disinterested directors, or otherwise, in excess of the indemnification otherwise permitted by Section 317 of the California Corporations Code. The Corporation is further authorized to provide insurance for agents as set forth in Section 317 of the California Corporations Code.

THREE: The foregoing amendment and restatement of Articles of Incorporation has been approved by the Board of Directors of said corporation.

FOUR: The foregoing amendment and restatement of Articles of Incorporation has been duly approved by the holders of the requisite number of shares of said corporation in accordance with Sections 902 and 903 of the California Corporations Code. The total number of outstanding shares entitled to vote with respect to the foregoing amendment and restatement of the Articles was 1,000,000 shares of Common Stock. The number of shares voting for this amendment and restatement of the Articles was 1,000,000 shares, or 100%, which exceeded the 50% required vote.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

The undersigned declares under penalty of perjury under the laws of the State of California that the matters set forth in this certificate are true and correct of his own knowledge and that the undersigned has executed this certificate on the date indicated below.

Date: 2/23/2021

_____
Ron L. Wilson, II, President

Date: 2/23/2021

_____
Ron L. Wilson, II, Secretary